UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             GRANT GEOPHYSICAL, INC.
                             -----------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    388085102
                                 --------------
                                 (CUSIP NUMBER)

        LAWRENCE LEVITT, CHIEF FINANCIAL OFFICER, ODYSSEY PARTNERS, L.P.
          31 WEST 52ND STREET, NEW YORK, NEW YORK 10019 (212) 708-0600
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                NOVEMBER 14, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


CUSIP No.    388085102                                      Page 2 of 4 Pages
                                                                ---  ---



  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Odyssey Partners, L.P. (E.I. No. 13-5614745)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [_]
                                                                        (b)  [_]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS
        WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)                                                           [_]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

    NUMBER OF         7         SOLE VOTING POWER
      SHARES                    438,356 (see Item 5)
   BENEFICIALLY
     OWNED BY         8         SHARED VOTING POWER
       EACH                     0
    REPORTING
      PERSON          9         SOLE DISPOSITIVE POWER
       WITH                     438,356 (see Item 5)

                     10         SHARED DISPOSITIVE POWER
                                0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,356  (see Item 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7%  ( see Item 5)

 14   TYPE OF REPORTING PERSON

             PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed by Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"), with the Securities and Exchange Commission on August 5, 1996, with respect to Odyssey's beneficial ownership of the Common Stock, $.002 par value per share (the "Common Stock"), of Grant Geophysical, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined in this Amendment No. 1 have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) As indicated in paragraph (c) below, Odyssey has disposed of all shares of Common Stock held by it directly. Odyssey remains the beneficial owner of 160,000 shares of the Company's $2.4375 Convertible Exchangeable Preferred Stock (the "Preferred Stock") which, upon conversion in accordance with the terms of the Third Restated Certificate of Incorporation of the Company, as amended, would represent approximately 438,356 shares of Common Stock (approximately 2.7% of the outstanding shares of Common Stock(1)). To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Preferred Stock or Common Stock, other than in its capacity as a general partner of Odyssey.

          (b) Odyssey has the sole power to vote and dispose of the shares of Preferred Stock and Common Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, any of the shares of Preferred Stock or Common Stock beneficially owned by it, except that all General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares of Preferred Stock and Common Stock.

          (c) On November 14, 1996, Odyssey sold, through transactions on the Nasdaq National Market System, 381,000 shares of Common Stock, for aggregate sales proceeds of $203,229 (an average price of $.53 per share). Except as provided in this paragraph (c), neither Odyssey nor any General Partner has effected any transactions in the Preferred Stock or the Common Stock during the 60 days preceding the date of this Statement.

          (d)  Not applicable.

          (e) Odyssey ceased to be the beneficial owner of five percent of the Common Stock on November 14, 1996.


--------
(1) A total of 15,697,061 shares of Common Stock were outstanding at September 4, 1996, as reported by the Company in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 1996.

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1996

                                       ODYSSEY PARTNERS, L.P.




                                       By: /s/ Joshua Nash
                                          -------------------
                                          Joshua Nash
                                          A General Partner